              UNDERWRITING AGREEMENT

July 26, 2019

SilverCrest Metals Inc.

570 Granville Street, Suite 501

Vancouver, BC

V6C 3P1

Attention: N. Eric Fier
Chief Executive Officer and Director

Dear Mr. Fier:

The undersigned, National Bank Financial Inc. (the "Lead Underwriter"), Desjardins Securities Inc. (together with the Lead Underwriter, the "Co-Lead Underwriters"), Cormark Securities Inc., PI Financial Corp., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Eight Capital, Beacon Securities Limited, Roth Capital Partners, LLC and Scotia Capital Inc. (each, including the Co-Lead Underwriters, an "Underwriter" and collectively, the "Underwriters") understand that SilverCrest Metals Inc., a company organized under the laws of the Province of British Columbia (the "Company") proposes to issue and sell an aggregate of 3,762,000 common shares (the "Common Shares") to the Underwriters.  The Underwriters hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company in the percentages set forth in section 8.1 of this Agreement, all but not less than all of the Common Shares on a "bought deal" basis, at the purchase price of $5.85 per Common Share (the "Purchase Price") for aggregate gross proceeds of $22,007,700.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 8.1 of this Agreement (as defined below)) an option (the "Over-Allotment Option"), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 564,300 Common Shares (the "Over-Allotment Common Shares") at the Purchase Price for additional aggregate gross proceeds of up to $3,301,155 for the purpose of covering the Underwriters' over-allocation position.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time for up to 30 days after the Closing Date.  The offering of the Common Shares and any Over-Allotment Common Shares by the Company described in this Agreement are hereinafter referred to as the "Offering".

The net proceeds of the Offering are intended to be used as set forth in the Preliminary Prospectus (as hereinafter defined) under the heading "Use of Proceeds". In consideration of the Underwriters' agreement to purchase the Common Shares and Over-Allotment Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Lead Underwriter, for and on behalf of all of the Underwriters, a cash fee (the "Underwriting Fee") in an amount equal to 5.0% of the gross proceeds received by the Company from the issue and sale of the Common Shares and any Over-Allotment Common Shares except those Common Shares that are subject to the President's List Exemption (as defined below). In relation to pre-identified individual purchasers of the Offering, agreed upon between the Company and the Lead Underwriter (the "President's List"), the fee payable on proceeds from the sale of Common Shares placed with the President's List will be 2.5% (the "President's List Exemption"). The President's List Exemption will be applicable for up to $500,000 of proceeds of the Offering. For greater certainty, for any proceeds raised from the President's List in excess of $500,000, the fee payable to the Lead Underwriter, for and on behalf of all the Underwriters, will be 5.0%. The Underwriting Fee shall be payable on the Closing Date.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of Common Shares in the United States by the Underwriters acting through their U.S. Affiliates (as hereinafter defined), shall be made directly by the Company on a "substituted purchaser" basis in compliance with applicable federal and state securities laws of the United States, in each case to persons who the Underwriters and their U.S. Affiliates reasonably believe to be Qualified Institutional Buyers (as hereinafter defined) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws, and in each case in accordance with the provisions of Schedule "A" to this Agreement.  The Underwriters and the Company acknowledge that Schedule "A" forms part of this Agreement.

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1. DEFINITIONS

1.1 In this Agreement, including any schedules forming a part of this Agreement:

(a) "Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b) "Agreement" means this agreement and includes the schedules hereto;

(c) "Ancillary Documents" means all agreements, certificates (including any certificates representing the Common Shares and officer's certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and pursuant to this Agreement;

(d) "Annual Financial Statements" has the meaning given to that term in subsection 5.1(bb);

(e) "Applicable Securities Laws" means, collectively, and, as the context may require, the securities laws of the provinces of Canada other than Quebec and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(f) "Closing" and "Closing Date" have the meanings given to those terms in section 10.1;

(g) "Closing Time" means 5:30 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date, or in the case of the Option Closing, 5:30 a.m. (Vancouver Time) or such other time as many be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(h) "Co-Lead Underwriters" has the meaning given to that term on page 1 of this Agreement;

(i) "Comfort Letter" has the meaning given to that term in subsection 6.1(k)(i) hereto;

(j) "Commissions" means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and "Commission" means the securities regulatory body of a specified Qualifying Jurisdiction;

(k) "Common Shareholders" has the meaning given to that term in subsection 5.1(dd);

(l) "Common Shares" means the common shares of the Company to be sold under the Offering and includes any common shares issued pursuant to the Over-Allotment Option;

(m) "Company" has the meaning given to that term on page 1 of this Agreement;

(n) "Company's Financial Statements" has the meaning given to that term in subsection 5.1(bb);

(o) "Continuous Disclosure Materials" has the meaning given to that term in subsection 5.1(j) hereto;

(p) "Defaulting Underwriter" has the meaning given to that term in section 8.2;

(q) "Distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(r) "environmental laws" has the meaning given to that term in subsection 5.1(pp);

(s) "Exchanges" means the TSX-V and the NYSE American;

(t) "Final Prospectus" means the final short form prospectus of the Company to be dated on or about August 7, 2019 and filed with the Commissions for the purpose of qualifying the distribution of the Common Shares, the Over-Allotment Option and the Over-Allotment Common Shares in the Qualifying Jurisdictions, including all documents incorporated therein by reference and any Supplementary Material;

(u) "Final Receipt" means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

(v) "Final U.S. Private Placement Memorandum" means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers of the Common Shares in the United States in accordance with Schedule "A" hereto;

(w) "IFRS" means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(x) "Indemnified Parties" has the meaning given to that term in section 12.1hereto;

(y) "Indemnitor" has the meaning given to that term in section 12.1;

(z) "Las Chispas Preliminary Economic Assessment" means the technical report titled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico", dated effective May 15, 2019, as amended July 19, 2019;

(aa) "Lead Underwriter" has the meaning given to that term on page 1 of this Agreement;

(bb) "Legal Opinions" has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(cc) "material adverse effect" means with respect to any person or entity, a material adverse effect on its and the subsidiary's condition (financial or otherwise), business, properties, assets, liabilities (including contingent liabilities), results of operations or current prospects, taken as a whole or the ability of such party to perform its obligations hereunder other than any change, effect, event, development, occurrence, circumstance or state of facts relating to (i) any change in general economic conditions in Canada or the United States or any change in Canadian or United States financial, banking or currency exchange markets; (ii) any change or development resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural or man-made disaster or acts of God; or (iii) any change or development affecting the mining industry generally or the mining industry in Canada or Mexico; (iv) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Underwriters; (v) any matter of which any of the Underwriters are aware on the date hereof; (vi) any changes in applicable laws or accounting rules (including Canadian generally accepted accounting principles) or the enforcement, implementation or interpretation thereof; or (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company;

(dd) "material change" has the meaning given to that term in the Securities Act (British Columbia);

(ee) "Material Contracts" has the meaning given to that term in subsection 5.1(kk) hereto;

(ff) "material fact" has the meaning given to that term in the Securities Act (British Columbia);

(gg) "Minera Llamarada" means Compañía Minera La Llamarada, S.A. de C.V.;

(hh) "misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

(ii) "Named Executive Officers" means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers of the Company at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(jj) "NI 43-101" has the meaning given to that term in subsection 5.1(p) hereto;

(kk) "NI 44-101" has the meaning given to that term in subsection 5.1(d) hereto;

(ll) "NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(mm) "NYSE American" means the NYSE American LLC;

(nn) "OFAC" has the meaning given to that term in subsection 5.1(aaa);

(oo) "Offering" has the meaning given to that term on page 1 of this Agreement;

(pp) "Offering Documents" means, collectively, the Prospectuses, any Supplementary Material and the U.S. Memorandum;

(qq) "Officers' Certificate" has the meaning given to that term in subsection 6.1(k)(iv) hereto;

(rr) "Option Closing" means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(ss) "Over-Allotment Closing Date" means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(tt) "Over-Allotment Option" means the option to purchase the Over-Allotment Common Shares granted to the Underwriters as set out on page 1 hereof;

(uu) "Over-Allotment Common Shares" has the meaning given to that term on page 1 of this Agreement;

(vv) "Personnel" has the meaning given to that term in section 12.5;

(ww) "Preliminary Prospectus" means the preliminary short form prospectus of the Company dated July 26, 2019 and filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering, including all documents incorporated therein by reference and any Supplementary Material;

(xx) "Preliminary Receipt" means the receipt issued by the British Columbia Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

(yy) "Preliminary U.S. Private Placement Memorandum" means the preliminary U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached a copy of the Preliminary Prospectus, to be delivered to offerees and purchasers of the Common Shares and Over-Allotment Common Shares, if any, in the United States in accordance with Schedule "A" hereto;

(zz) "President's List" has the meaning given to that term on page 1 of this Agreement;

(aaa) "President's List Exemption" has the meaning given to that term on page 2 of this Agreement;

(bbb) "Principals" has the meaning given to that term in subsection 5.1(dd);

(ccc) "Property Rights" has the meaning given to that term in subsection 5.1(m);

(ddd) "Prospectuses" means, collectively, the Preliminary Prospectus and the Final Prospectus;

(eee) "Purchase Price" has the meaning given to that term on page 1 of this Agreement;

(fff) "Qualified Institutional Buyer" means a "qualified institutional buyer" as such term is defined in Rule 144A under the U.S. Securities Act that also satisfies one or more of the criteria of an institutional "accredited investor" set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(ggg) "Qualifying Jurisdictions" means all the provinces of Canada other than Québec, and "Qualifying Jurisdiction" means any one of them;

(hhh) "Regulation D" means Regulation D under the U.S. Securities Act;

(iii) "Regulation S" means Regulation S under the U.S. Securities Act;

(jjj) "Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(kkk) "Regulatory Authorities" means collectively the Commissions and the Exchanges;

(lll) "Standard Listing Conditions" has the meaning given to that term in section 6.1(n) hereto;

(mmm) "Subsidiaries" means Minera Llamarada, Babicanora Agrícola Noroeste, S.A. de C.V. and NorCrest Metals Inc.;

(nnn) "Substituted Purchasers" has the meaning given to that term in section 4.2;

(ooo)  "Supplementary Material" means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(ppp)  "Title Opinion" has the meaning given to that term in section 6.1(k)(v);

(qqq) "TMX Group" has the meaning given to that term in section 14.1;

(rrr) "trade" has the meaning given to that term in the Securities Act (British Columbia);

(sss) "TSX-V" means the TSX Venture Exchange;

(ttt) "Underwriters" has the meaning given to that term on page 1 of this Agreement;

(uuu) "Underwriting Fee" has the meaning given to that term on page 1 of this Agreement;

(vvv) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(www) "U.S. Affiliates" means the U.S. registered broker-dealer affiliates of the Underwriters;

(xxx) "U.S. Legal Opinion" has the meaning given to that term in subsection 6.1(k)(iii);

(yyy) "U.S. Memorandum" means, together, the Preliminary U.S. Private Placement Memorandum and Final U.S. Private Placement Memorandum; and

(zzz) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

(aaaa) All references to dollar figures in this Agreement are to Canadian dollars.

(bbbb) Certain terms applicable solely to Schedule "A" are defined in Schedule "A".

(cccc) Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Company, or where any other reference is made herein to the "knowledge" of the Company, it shall be deemed to refer to the actual knowledge of N. Eric Fier, Anne Yong, Christopher Ritchie, Pierre Beaudoin and Nicholas Campbell, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2. FILING OF PROSPECTUS

2.1 The Company shall:

(a) file the Preliminary Prospectus by no later than July 29, 2019 and shall no later than 4:00 p.m. (Vancouver time) on July 29, 2019, have obtained the Preliminary Receipt with respect to the Preliminary Prospectus; and

(b) use commercially reasonable efforts to promptly resolve all comments received or deficiencies raised by the Commissions and file the Final Prospectus and obtain a Final Receipt for the Final Prospectus as soon as possible after such regulatory comments and deficiencies have been resolved and in any event no later than 5:00 p.m. (Vancouver time) on August 7, 2019.

2.2 Prior to the delivery or filing of the Offering Documents and thereafter, during the period of distribution of the Common Shares, the Company shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to execute the certificate required to be executed by them at the end of the Prospectuses.

3. OVER-ALLOTMENT OPTION

3.1 The Company hereby grants to the Underwriters the option to purchase severally and not jointly, nor jointly and severally, and to offer for sale to the public pursuant hereto the Over-Allotment Common Shares at the Purchase Price upon the terms and conditions set forth herein.

3.2 The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time up to 30 days after the Closing Date by the Lead Underwriter giving written notice to the Company not less than three business days in advance of such date, specifying the number of Over-Allotment Common Shares to be purchased and the Over-Allotment Closing Date.

3.3 The Over-Allotment Common Shares shall be qualified for Distribution under the Prospectuses.

4. DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1 Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Common Shares, and by acceptance of this Agreement, the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Common Shares.  In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase the Over-Allotment Common Shares in whole, or in part, from time to time, up to 30 days after the Closing Date, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Over-Allotment Common Shares requested in the notice of exercise of the Over-Allotment Option.

4.2 The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers for the Common Shares and Over-Allotment Common Shares ("Substituted Purchasers").  It is further understood that the Underwriters agree to purchase or cause to be purchased the Common Shares, and if the Over-Allotment Option is exercised, the Over-Allotment Common Shares being issued by the Company, and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers.  Each Substituted Purchaser shall purchase the Common Shares and Over-Allotment Common Shares, as applicable, at the Purchase Price, and to the extent that Substituted Purchasers purchase such Common Shares and Over-Allotment Common Shares, the obligations of the Underwriters to do so will be reduced by the number of such shares purchased by the Substituted Purchasers from the Company.  Any reference in this Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

4.3 The distribution of the Common Shares, the Over-Allotment Option and any Over-Allotment Common Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions.  Common Shares and/or Over-Allotment Common Shares may also be offered and sold:

(a) in the United States only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule "A" hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which are hereby incorporated by reference; and

(b) in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Common Shares and/or Over-Allotment Common Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions and will not result in the Company inheriting any reporting obligation in such jurisdictions as a result of such transaction.

4.4 Until the date on which the distribution of the Common Shares and Over-Allotment Common Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Common Shares and the Over-Allotment Common Shares, or in the event that the Common Shares and the Over-Allotment Common Shares have, for any reason ceased to so qualify, to so qualify again the Common Shares and the Over-Allotment Common Shares for distribution.

4.5 The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.  Such remuneration shall be payable by the Underwriters and be paid out of, and not in addition to, the Underwriting Fee.  The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters and shall be responsible for the actions of such other dealers.

4.6 Each Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering, including any registration obligation.  Each Underwriter is also responsible for the actions of its U.S. Affiliates under this Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1 The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a) the Company is a duly constituted company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b) the Company has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c) the Company's direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule "E" to this Agreement, and all such shares are legally or beneficially owned directly or indirectly by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d) the Company (i) is and will at the Closing Time be, a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the provinces of Canada except for Quebec, (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and (iii) is eligible under National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") to file the Preliminary Prospectus and the Final Prospectus;

(e) the common shares of the Company are listed for trading on the Exchanges and the Company is not in default of any material listing requirement of the Exchanges applicable to the Company including any requirement that shareholder approval be obtained for the Offering or the issuance of the Common Shares or Over-Allotment Common Shares;

(f) the authorized capital of the Company consists of an unlimited number of common shares without par value of which 85,885,315 common shares were issued and outstanding as of the date of this Agreement as fully paid and non-assessable shares in the capital of the Company;

(g) other than as set out in Schedule "B", no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(h) there are no material facts or material changes relating to the Company or its Subsidiaries, or their respective businesses, which have not been publicly disclosed in the Company's continuous disclosure filings with the Regulatory Authorities;

(i) no confidential material change report has been filed that remains confidential as of the date hereof;

(j) all documents previously published or filed by the Company since May 17, 2018 with the Regulatory Authorities (the "Continuous Disclosure Materials") contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and complied with Applicable Securities Laws in all material respects, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under, Applicable Securities Laws;

(k) each of the Company and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on except as would not have a material adverse effect and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(l) each of the Company and the Subsidiaries has good title to its respective material assets as disclosed in the Prospectuses, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectuses;

(m) all property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the relevant Subsidiary holds an interest or right, which is considered material to the Company (collectively, the "Property Rights") are completely and accurately described in the Prospectuses and Schedule "D" and except as set forth in the Prospectuses or Schedule "D", the Company or the Subsidiaries is the legal or beneficial owner or optionholder of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them;

(n) no property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Subsidiaries as currently being conducted and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(o) other than as disclosed in the Continuous Disclosure Materials, none of the Company nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(p) the Las Chispas Preliminary Economic Assessment filed by the Company with Regulatory Authorities has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101");

(q) the Las Chispas Property is the only material property to the Company for the purposes of NI 43-101 and all material information with respect thereto is completely and accurately described in the Prospectus;

(r) (i) the information provided by the Company upon which the estimates of resources and the results of the Las Chispas Preliminary Economic Assessment set forth in the Prospectus were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof that would require the filing by the Company of a new technical report pursuant to NI 43-101; (ii) the scientific and technical information contained in the Prospectus has been disclosed in all material respects in accordance with NI 43-101 and has been prepared by or under the supervision of a qualified person, as defined in NI 43-101; and (iii) the Company has filed all technical reports required to be filed pursuant to NI 43-101;

(s) each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or the Subsidiaries, exists with respect thereto;

(t) the Company has all requisite corporate power and capacity to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Company of the Common Shares and Over-Allotment Common Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been, duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement as may be limited by applicable law;

(u) upon their issuance, the Common Shares will be validly allotted, issued and outstanding as fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions and restrictions under applicable U.S. securities laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(v) when issued and sold by the Company in accordance with the terms hereof, the terms of the Common Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company set forth in the Prospectuses;

(w) upon satisfaction of the Standard Listing Conditions, the Common Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(x) at the Closing Time, the Common Shares will be listed and posted for trading on the Exchanges;

(y) Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the common shares of the Company;

(z) the minute books and records of the Company and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Company and the Subsidiaries are all of the minute books and records of the Company and the Subsidiaries from incorporation, as the case may be, to present and contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(aa) each of the Company and the Subsidiaries maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company's management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Company does not maintain title insurance over any of its material properties;

(bb) the audited financial statements of the Company for its fiscal year ended December 31, 2018, and notes thereto (the "Annual Financial Statements"), and the interim financial statements of the Company for the three months ended March 31, 2019, and notes thereto (together with the Annual Financial Statements, the "Company's Financial Statements") incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the periods then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis;

(cc) except as disclosed in the Company's interim financial statements for the three months ended March 31, 2019, there has been no change in any material respect in accounting policies or practices of the Company or the Subsidiaries since December 31, 2018;

(dd) none of the Company nor the Subsidiaries is indebted to any of its directors or officers (collectively the "Principals"), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the "Common Shareholders");

(ee) the Company does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company or its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees;

(ff) none of the Company nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(gg) there are no material liabilities of the Company or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company's Financial Statements except those incurred in the ordinary course of its business since December 31, 2018;

(hh) since December 31, 2018, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or the Subsidiaries to carry on their business, such business having been carried on in the ordinary course except as disclosed in the Prospectuses or otherwise disclosed to the Underwriters;

(ii) the directors, officers and key employees of the Company are as disclosed in the Prospectuses and the compensation arrangements with respect to the Company's Named Executive Officers are as disclosed in the information circular for the Company's annual general meeting held on May 30, 2019 and as amended by agreements dated July 10, 2019, and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(jj) there are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Company is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(kk) all contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the "Material Contracts") have been disclosed in the Prospectuses and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(ll) there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(mm) all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2018 have been paid or accrued in the Company's Financial Statements;

(nn) the Company and each of its Subsidiaries have been assessed for all applicable taxes and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company's Financial Statements;

(oo) other than as disclosed in the Continuous Disclosure Materials, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company's knowledge, pending, threatened against or affecting the Company or the Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company's knowledge, there is no basis therefor;

(pp) none of the Company nor the Subsidiaries has been, in any material respect, in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "environmental laws"); without limiting the generality of the foregoing:

(i) the Company and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Company or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Subsidiaries;

(qq) no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Subsidiaries is in progress, threatened or, to the best of the Company's knowledge, pending, and, to the best of the Company's knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(rr) none of the Company nor the Subsidiaries and, to the best of the Company's knowledge, their respective directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, except as would not have a material adverse effect on the Company and the Subsidiaries, taken as a whole;

(ss) the Company's auditors who audited the Annual Financial Statements and who provided their audit report thereon were, as at the date of their audit report, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and such auditors nor has there been any event which has led the Company's current auditors to threaten to resign as auditors;

(tt) the Prospectuses will be prepared and filed in compliance with the Applicable Securities Laws, and, at the time of delivery of the Common Shares and Over-Allotment Common Shares to the Underwriters, the Final Prospectus will comply with the Applicable Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Common Shares, the Over-Allotment Option and any Over-Allotment Common Shares, to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(uu) the Prospectuses, including any and all amendments thereto, will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, will constitute full, true and plain disclosure of all material facts relating to the Company and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(vv) to the knowledge of the Company, none of the Company, the Subsidiaries nor, to the Company's knowledge, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(ww) no labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company and the Subsidiaries, is imminent.  Except for a collective bargaining agreement to which Minera Llamarada is a party, neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary;

(xx) the form of the certificate representing the Common Shares has been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(yy) no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws;

(zz) all information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Common Shares, Over-Allotment Option, Over-Allotment Common Shares, and the Offering, that has been provided in writing to the Underwriters on their request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein;

(aaa) neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("OFAC"); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(bbb) the Company is not a "related issuer" or "connected issuer" (as those terms are defined in section 1.1 of National Instrument 33-105 - Underwriting Conflicts) of any registrant involved in a trade of the Common Shares; and

(ccc) the Company makes the representations, warranties and covenants applicable to it in Schedule "A" hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule "A" form part of this Agreement.

5.2 Each of the Underwriters represents and warrants to the Company, severally, and not jointly, nor jointly and severally, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws, or equivalent securities laws applicable thereto, so as to permit it to lawfully fulfill its obligations hereunder;

(b) it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

(c) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

5.3 The representations and warranties of the Company and the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 15.5.

6. ADDITIONAL COVENANTS

6.1 The Company covenants and agrees with the Underwriters that it shall:

(a) file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchanges for:

(i) the Offering; and

(ii) the conditional listing of the Common Shares, subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b) with respect to the filing of the Prospectuses as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters (acting reasonably) as evidenced by the Underwriters' execution of the certificates attached thereto;

(c) prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, corporate and operating records, documentation with respect to Property Rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d) during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i) the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Company as a result of any such change;

(ii) however, notwithstanding the foregoing, the Company shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being Supplementary Material) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall be provided on a timely basis;

and, in addition to the foregoing, the Company shall, in good faith, discuss with the Underwriters any material change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Company as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e) deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f) cause commercial copies of the Prospectuses, the U.S. Memorandum and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request, as soon as possible after the filing of the Preliminary Prospectus, Final Prospectus or Supplementary Material, as the case may be, but in any event on or before 9:00 (a.m.) (Vancouver time) on the second business day after obtaining the receipt therefor, as applicable, and such delivery will constitute the Company's consent to the Underwriters' use of such documents in connection with the Offering;

(g) by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its Subsidiaries, the Common Shares and Over-Allotment Common Shares as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h) prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Common Shares to be distributed free of resale restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i) use commercially reasonable efforts to maintain its status as a "reporting issuer" or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(j) use commercially reasonable efforts to maintain its listing of its common shares on the Exchanges (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(k) deliver to the Underwriters and their legal counsel, as applicable:

(i) at the time of execution of the Final Prospectus by the Underwriters, a long form Comfort Letter (the "Comfort Letter") from the Company's auditors addressed to the Underwriters and to the directors of the Company and dated as of the date of the Final Prospectus and based on procedures performed within two business days of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii) at the Closing Time, such legal opinions (the "Legal Opinions") of Koffman Kalef LLP, the Company's legal counsel (excluding U.S. legal counsel), other legal counsel in the Qualifying Jurisdictions addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule "C";

(iii) at the Closing Time, if any Common Shares and/or Over-Allotment Common Shares are being sold in the United States, in accordance with Schedule "A" hereto, a legal opinion of, Dorsey & Whitney LLP, the Company's U.S. legal counsel (the "U.S. Legal Opinion"), addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Common Shares and/or Over-Allotment Common Shares, if applicable, is not required to be registered under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of any Common Shares and/or Over-Allotment Common Shares;

(iv) at the Closing Time, a certificate (the "Officers' Certificate") of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A) the Company has complied, in all material respects, with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Common Shares and Over-Allotment Common Shares or any of the Company's issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C) the Company is a "reporting issuer" or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D) all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(v) at the Closing Time, such legal opinion (the "Title Opinion") of the Company's legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title to and ownership rights in Company's material property being the Las Chispas Property;

(vi) certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over Allotment Closing Date) signed by the CEO of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company and the Subsidiaries; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Common Shares and Over-Allotment Common Shares, the grant of the Over-Allotment Option the authorization of this Agreement, listing on the Exchanges and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vii) at the Closing Time, certificates of good standing (or equivalent) for the Company and the Subsidiaries, each dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(viii) at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date;

(ix) at the Closing Time, the Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two business days prior to the Closing Date, the information contained in the Comfort Letter; and

(x) at the Closing Time, such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(l) from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(m) not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional common shares or any securities convertible or exchangeable into common shares of the Company, other than pursuant to (i) the exercise of the Over-Allotment Option or (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the Closing Date, for a period commencing on July 23, 2019 and ending on the date which is 90 days following the Closing Date, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld.

(n) prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the conditional approval of the Exchanges of the listing and posting for trading on the Exchanges of the Common Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchanges in similar circumstances (the "Standard Listing Conditions");

(o) advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Common Shares, Over-Allotment Option or Over-Allotment Common Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(p) not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Co-Lead Underwriters' prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(q) during the period commencing on the date hereof and until completion of the distribution of any Over-Allotment Common Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters' counsel prior to issuance, provided that any such review will be completed in a timely manner;

(r) forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(s) ensure that any news release announcing this Offering and naming the Underwriters will include substantially the following legend: "NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.", and news releases announcing this transaction will include the following statements: "This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.";

(t) use the net proceeds of the Offering substantially in the manner set out in the Final Prospectus under the heading "Use of Proceeds", subject to the qualification set out therein; and

(u) make management of the Company available to provide such assistance in marketing the Offering as the Underwriters may reasonably request.

7. UNDERWRITERS' FEES AND EXPENSES

7.1 In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee.

7.2 Whether or not the purchase and sale of the Common Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Common Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company including (i) the Underwriters "out-of-pocket" expenses and (ii) the legal fees and disbursements of the Underwriters' legal counsel to a maximum of $60,000 (exclusive of disbursements and applicable taxes).  However, in the event the Offering is terminated due to the failure of the Company to comply with the terms and conditions of this Agreement, then the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the "out-of-pocket" expenses of the Underwriters and the fees and disbursements of the Underwriters' legal counsel.

7.3 The Company shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Co-Lead Underwriters and, except to the extent that an Underwriter notifies the Company in writing to the contrary, the Underwriters agree that the Co-Lead Underwriters have the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

8. UNDERWRITING PERCENTAGES

8.1 The obligations of the Underwriters hereunder, including the obligation to purchase Common Shares and if the Over-Allotment Option is exercised, any obligation to purchase Over-Allotment Common Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Common Shares and Over-Allotment Common Shares set out opposite the name of the Underwriters below:

National Bank Financial Inc.	22.75%
Desjardins Securities Inc.	20.75%
Cormark Securities Inc.	15.00%
PI Financial Corp.	15.00%
RBC Dominion Securities Inc.	10.00%
BMO Nesbitt Burns Inc.	7.00%
Eight Capital	5.00%
Beacon Securities Limited	1.50%
Roth Capital Partners, LLC	1.50%
Scotia Capital Inc.	1.50%
100%

8.2 In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Common Shares or Over-Allotment Common Shares as provided in section 8.1 (a "Defaulting Underwriter") and the percentage of Common Shares or Over-Allotment Common Shares that have not been purchased by the Defaulting Underwriter represents 5% or less of the aggregate Common Shares or Over-Allotment Common Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Common Shares and Over-Allotment Common Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Common Shares and Over-Allotment Common Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree.  In the event that the percentage of Common Shares or Over-Allotment Common Shares that have not been purchased by a Defaulting Underwriter represents more than 5% of the aggregate Common Shares or Over-Allotment Common Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Common Shares and Over-Allotment Common Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Common Shares and Over-Allotment Common Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree.  In the event that such right is not exercised, the others that are not in default shall be relieved of all obligations to the Company arising from such default.  Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Common Shares (or in the event of the exercise of the Over-Allotment Option in whole or in part, the Over-Allotment Common Shares in respect of which the Over-Allotment Option has been exercised) or relieve from liability to the Company any Underwriter which shall be so in default.

9. CONDITIONS PRECEDENT

9.1 The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Co-Lead Underwriters on behalf of the Underwriters in its sole discretion:

(a) all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Common Shares, grant the Over-Allotment Option and distribute the Over-Allotment Common Shares;

(b) the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses, including without limitation a receipt from the Commissions pursuant to NP 11-202 in respect of the Prospectuses, to permit the Company to complete its obligations hereunder;

(c) the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officer's Certificate, the Title Opinion and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d) no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e) as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Common Shares and the Over-Allotment Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f) the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the number of issued and outstanding common shares of the Company;

(g) the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h) there shall not have occurred between December 31, 2018 and the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial position or capital of the Company not disclosed in the Continuous Disclosure Materials;

(i) the Company will have, as of the Closing Time, complied in all material respects with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Common Shares on the Exchanges as required to be provided prior to the Closing Time; and

(j) the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) as if such representations and warranties had been made as of the Closing Time.

10. CLOSING

10.1 The closing of the transactions contemplated under this Agreement (the "Closing") shall be completed at the offices of Koffman Kalef LLP, legal counsel to the Company, at the Closing Time on August 15, 2019 or such other time and date as may be agreed to by the Company and the Underwriters (the "Closing Date").

10.2 On the Closing, the Company shall provide electronic evidence of issuance of the Common Shares and, subject to receipt of the notice in accordance with the Over-Allotment Option, any additional Common Shares specified in such notice, in the names and denominations reasonably requested by the Underwriters.

10.3 At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k).

10.4 If the Company has satisfied all of its obligations under this Agreement, at the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Common Shares, less the Underwriting Fee and expenses as provided in section 7 hereof.

11. OPTION CLOSING

11.1 In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Lead Underwriter advises the Company the certificates (in physical or electronic form as the Lead Underwriter may advise in the notice) representing the Common Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2 The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3 At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k) except paragraphs (i) and (v) as the Underwriters may request.

11.4 If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company the gross proceeds of the sale of the Over-Allotment Common Shares, less the Underwriting Fee and expenses as provided in section 7 hereof.

12. INDEMNITY

12.1 The Company (the "Indemnitor") agrees to indemnify and hold harmless the Underwriters and their respective affiliates, their respective present and former directors, officers, employees, partners, advisors, shareholders and each other person, if any, controlling an Underwriter or any of its affiliates (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly

(a) any breach of or default under any representation, warranty, covenant or agreement of the Company in this Agreement or any other document to be delivered in connection with the Offering, or the failure of the Company to comply with any of its obligations under this Agreement or under those other documents;

(b) the Company not complying with any requirement of any securities laws relating to the Offering of the Common Shares and Over-Allotment Common Shares;

(c) any information or statement contained in any of the offering documents or any other document or material filed or delivered by or on behalf of the Company in connection with the Offering (except any information or statement relating solely to the Underwriters and furnished by the Underwriters specifically for use in such documents, being or being alleged to be an untrue statement or misrepresentation);

(d) any omission or alleged omission to state in any offering document filed or delivered by or on behalf of the Company in connection with the Offering (except facts relating solely to the Underwriters and provided by the Underwriters), required to be stated in such offering document or necessary to make any statement in such offering document not misleading in light of the circumstances under which it was made; or

(e) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or any other governmental authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in any of the offering documents or in any certificate or other document of the Company filed or delivered in connection with the Offering or based on any failure to comply with the securities laws (except an untrue statement, omission or misrepresentation relating solely to the Underwriters and furnished by them specifically for use in such documents) preventing or restricting the trading in or the sale or distribution of the Common Shares and Over-Allotment Common Shares.

12.2 Notwithstanding the foregoing, this indemnity shall not apply to an Indemnified Party to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

12.3 The Indemnitor also agrees that no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting claims on the Indemnitor's behalf or in right for or in connection with the Offering, except to the extent that any expenses, losses, claims, actions, costs, damages or liabilities incurred by the Indemnitor are determined by a court of competent jurisdiction in a final judgment that has become nonappealable to have resulted from the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

12.4 If for any reason (other than a determination by a court of competent jurisdiction in a final judgment that has become non-appealable that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, negligence or wilful misconduct of such Indemnified Party) the indemnification provided for herein is unavailable to any Indemnified Party or is insufficient to hold any Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor or any Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in excess of such amount over the aggregate amount of the fee received by the Underwriters pursuant to the Offering.

12.5 The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental authority or stock exchange or if such authority or exchange shall investigate the Indemnitor and/or any Indemnified Party and such Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement, such Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse an Underwriter for time spent by its, or any of its affiliates, directors, officers, employees, partners or agents (collectively, "Personnel") in connection therewith based on such Underwriter's then current schedule of per diem fees for its personnel) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

12.6 Promptly after receiving notice of an action, suit, proceeding or claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor pursuant to this indemnity, such Indemnified Party will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed.  The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had an Indemnified Party not so delayed in or failed to give the notice required hereunder.

12.7 The Indemnitor shall have 30 days after receipt of the notice, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel.  Upon the Indemnitor notifying an Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with such defence.  If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

12.8 Notwithstanding the foregoing, any Indemnified Party shall have the right, at the Indemnitor's expense, to employ counsel of such Indemnified Party's choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within 30 days after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate because there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party's behalf).

12.9 No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld.  No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

12.10 The Indemnitors hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor's covenants under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.11 This indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, and any Indemnified Party.  The foregoing provisions shall survive the completion of the Offering.

13. TERMINATION OF AGREEMENT

13.1 Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any material conditions in favour of the Underwriters shall entitle the Underwriters to terminate in accordance with section 13.2(d) their obligation to purchase the Common Shares and any Over-Allotment Common Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable).  The Company shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied.  It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

13.2 In addition to the completion of satisfactory due diligence by the Closing Date, and any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase Common Shares and any Over-Allotment Common Shares may be terminated by the Co-Lead Underwriters, on behalf of the Underwriters, upon delivery of written notice to the Company at any time up to the Closing of the Offering if at any time prior to the Closing of the Offering:

(a) there shall have occurred any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Company, or, change in any material fact, or have arisen or been discovered any new material fact or the Underwriters shall have become aware of any undisclosed material fact, that would be expected to in the opinion of Co-Lead Underwriters, acting reasonably, on behalf of the Underwriters, have a material adverse effect on the market price or value of the common shares of the Company; or

(b) any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchanges or any other competent authority, and has not been rescinded, revoked or withdrawn; or

(c) any inquiry, action, suit, investigation or other proceeding (formal or informal) is made, announced or threatened, or any order is issued, or any law or regulation is promulgated, changed or announced, by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the Exchanges or any securities regulatory authority, which, in the opinion of Co-Lead Underwriters, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Company; or

(d) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of Co-Lead Underwriters materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole; or

(e) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false; or

(f) the Company is required to obtain the approval of any of its security holders in order to close the Offering.

13.3 The Co-Lead Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Co-Lead Underwriters to exercise its rights under section 13.2, on behalf of the Underwriters, at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4 The rights of termination contained in this Section 13 as may be exercised by the Co-Lead Underwriters, on behalf of the Underwriters, are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement.

13.5 If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Company's liabilities to the Underwriters shall be limited to the Company's obligations under subsection 6.1(q), section 7, section 12 and section 13.

14. RELATIONSHIP WITH THE TMX GROUP LIMITED

14.1 National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited ("TMX Group") and National Bank Financial Inc. has a nominee director serving on the TMX Group's board of directors.  As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange.  No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

15. GENERAL

15.1 Any notice to be given hereunder shall be in writing and may be given by electronic mail (email) or by hand delivery and shall, in the case of notice to the Company, be addressed and e-mailed or delivered to:

SilverCrest Metals Inc.

#501 - 570 Granville Street

Vancouver, BC, V6C 3P1

Attention: N. Eric Fier

Email: xxx@xxxxxxxxxxxxxx.com

with a copy to:

Koffman Kalef LLP

885 W Georgia Street

Vancouver, BC V6C 3H4

Attention: Bernard Poznanski

Email: xx@xxxx.com

and in the case of the Underwriters, be addressed and emailed or delivered to each of:

National Bank Financial Inc.

475 Howe Street, Suite 3000

Vancouver, BC V6C 2B3

Attention: Darren Grant

Email: xxxxxxxxxxx@xxx.ca

Desjardins Securities Inc.

25 York Street, Suite 1000

Toronto, ON M5J 2V5

Attention: Bruno Kaiser

Email: xxxxxxxxxxx@xxxxxxxxx.com

Cormark Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON M5J 2J2

Attention: David Sadowski

Email: xxxxxxxxxxx@xxxxxxx.com

PI Financial Corp.

#1900 - 666 Burrard Street

Vancouver, BC V6C 3N1

Attention: Dan Barnholden

Email: xxxxxxxxxxx@xxxxxxxxxxxx.com

RBC Dominion Securities Inc.

200 Bay Street

South Tower, 4th Floor

Toronto, ON M5J 2W7

Attention:  Ryan Latinovich

Email:  xxxxxxxxxxxx@xxxxx.com

BMO Nesbitt Burns Inc.

100 King Street West, 4th Floor

Toronto, ON M5X 2A1

Attention: Tom Jakubowski

Email: xxxxxxxxxxxxx@xxx.com

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, ON M5H 1S3

Attention: Jason Yeung

Email: xxxxxx@xxxxxxxx.com

Beacon Securities Limited

66 Wellington Street West, Suite 4050

Toronto, ON M5K 1H1

Attention: Stephen J. A. Delaney

Email: xxxxxxxx@xxxxxxxxxxxxx.ca

Roth Capital Partners, LLC

57 West 57th Street, 18th Floor

New York, NY 10019

Attention:  Joseph Barry

Email:  xxxxxx@xxxx.com

Scotia Capital Inc.

650 West Georgia Street, 18th Floor

Vancouver BC V6B 4N9

Attention:  Marcus Chalk

Email:  xxxxxxxxxxx@xxxxxxxxxx.com

with a copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre, 200 Burrard Street

Vancouver, BC V7X 1T2

Attention: Graeme D. Martindale

Email: xxxxxxxxx@xxx.com

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

15.2 Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 15.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

15.3 This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the "bought deal" offering letter dated July 22, 2019.

15.4 The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

15.5 Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Common Shares and any Over-Allotment Common Shares and shall continue in full force and effect, regardless of the closing of the sale of the Common Shares and any Over-Allotment Common Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law.  For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in Section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

15.6 No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

15.7 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

15.8 This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

15.9 This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Company and the Underwriters irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

15.10 The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

15.11 The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

[Signature Page Follows]

Yours truly,

NATIONAL BANK FINANCIAL INC.		DESJARDINS SECURITIES INC.
By:	(Signed) Darren Grant	By:	(Signed) Bruno Kaiser
	Name: Darren Grant		Name: Bruno Kaiser
	Title: Director		Title: Managing Director
CORMARK SECURITIES INC.		PI FINANCIAL CORP.
By:	(Signed) David Sadowski	By:	(Signed) Dan Barnholden
	Name: David Sadowski		Name: Dan Barnholden
	Title: Managing Director		Title: Managing Director
RBC DOMINION SECURITIES INC.		BMO NESBITT BURNS INC.
By:	(Signed) Hugh Samson	By:	(Signed) Tom Jakubowski
	Name: Hugh Samson		Name: Tom Jakubowski
	Title: Director		Title: Managing Director
EIGHT CAPITAL		BEACON SECURITIES LIMITED
By:	(Signed) Jason Yeung	By:	(Signed) Stephen J. A. Delaney
	Name: Jason Yeung		Name: Stephen J. A. Delaney
	Title: Managing Director		Title: Managing Director
ROTH CAPITAL PARTNERS, LLC		SCOTIA CAPITAL INC.
By:	(Signed) Joseph Barry	By:	(Signed) Marcus Chalk
	Name: Joseph Barry		Name: Marcus Chalk
	Title: Managing Director		Title: Managing Director

[Signature Page to Underwriting Agreement]

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

SILVERCREST METALS INC.
By:	(Signed) Anne Yong
Name: Anne Yong
Title: Chief Financial Officer

[Signature Page to Underwriting Agreement]

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

1. As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "affiliate" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

(b) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Common Shares;

(c) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S; without limiting the foregoing, but for greater clarity, it means any issuer that is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50% of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents, (B) more than 50% of the assets of the issuer are located in the United States, or (C) the business of the issuer is administered principally in the United States;

(d) "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or any other telecommunications medium, including electronic display or television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e) "Offshore Transaction" means an "offshore transaction" as that term is defined in Regulation S;

(f) "SEC" means the United States Securities and Exchange Commission;

(g) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S; and

(h) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

2. Representations, Warranties and Covenants of the Underwriters

The Underwriters, through their U.S. Affiliates, may offer the Common Shares within the United States to Qualified Institutional Buyers on a Substituted Purchaser basis in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, on the terms and subject to the conditions of this Schedule "A" and in compliance with applicable state securities laws.  In connection therewith, each of the Underwriters (for and on behalf of itself and its U.S. Affiliate) represents, warrants and covenants to the Company as of the date hereof and the Closing Date (and Over-Allotment Closing Date, if applicable) that:

(a) It has not offered and sold, and will not offer and sell, any Common Shares or constituting part of its allotment, except (i) in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) in the United States as provided in paragraphs (b) through (n) below.  Accordingly, none of the Underwriters, the U.S. Affiliates, any of their affiliates or any persons acting on their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Common Shares.

(b) It has not entered into and will not enter into any contractual arrangement with respect to the distribution of the Common Shares except with its affiliates or the U.S. Affiliates without the prior written consent of the Company.  It shall require each U.S. Affiliate and each other affiliate to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and each other affiliate complies with, the provisions of this Schedule "A" applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or other affiliate, as applicable.

(c) All offers and sales of Common Shares in the United States shall be made through a U.S. Affiliate, which is, on the date of each such offer and sale of the Common Securities, a duly registered broker or dealer with the SEC and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and a broker- dealer in each state where such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements), in compliance with all applicable U.S. broker-dealer requirements.

(d) In connection with offers and sales of Common Shares in the United States, none of it, its U.S. Affiliate, its other affiliates or any person acting on its or their behalf has engaged or will engage in (i) any form of General Solicitation or General Advertising, or (ii) any conduct in the United States involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(e) Any offer, sale or solicitation of an offer to buy Common Shares that has been made or will be made in the United States, was or will be made only on behalf of the Underwriter or its U.S. Affiliate, acting as principal, on a Substituted Purchaser basis to Qualified Institutional Buyers in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and who is acquiring the Common Shares for its own account or for the account of a Qualified Institutional Investor with respect to which it exercises sole investment discretion.

(f) With respect to the Common Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), if any, neither the Underwriter, nor its U.S. Affiliate, nor any of their respective general partners or managing members, nor any director or executive officer of any of the foregoing, nor any other officer of any of the foregoing participating in the offering of the Regulation D Securities (each, a "Dealer Covered Person"), is subject to any Disqualification Event (as defined below) except for a Disqualification Event covered by Rule 506(d)(2) of Regulation D and a description of which has been furnished in writing to the Company prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date (or Over-Allotment Closing Date, if applicable). Neither the Underwriter nor the U.S. Affiliate has paid or will pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons or Issuer Covered Persons (hereinafter defined)) for solicitation of purchasers of the Regulation D Securities.

(g) Each offeree in the United States shall be provided, prior to the time of purchase of any Common Shares, with a copy of the Preliminary U.S. Private Placement Memorandum and the Final U.S. Private Placement Memorandum and no other written material will be used in connection with the offer or sale of the Common Shares in the United States.

(h) Each offeree in the United States shall be a Qualified Institutional Buyer with whom it had a pre-existing relationship, such that it was in a position to determine and continues to be in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, was and still is a Qualified Institutional Buyer and has such knowledge and experience in financial and business matters that the offeree is capable of evaluating the merits and risks of its investment in the Common Shares, i.e., that the offeree is a sophisticated investor.

(i) At least one business day prior to the Closing Date and any Over-Allotment Closing Date, it will provide the transfer agent, the Company and its counsel with a list of each purchaser of the Common Shares in the United States or that was offered Common Shares in the United States.

(j) At Closing and at any Option Closing, each Underwriter and U.S. Affiliate who made offers or sales of the Common Shares in the United States will (i) provide a certificate, substantially in the form of Exhibit A to this Schedule "A", relating to the manner of the offer and sale of the Common Shares in the United States, and (ii) provide copies of the subscription agreements in the form attached as Exhibit I to the Final U.S. Private Placement Memorandum, executed by the Qualified Institutional Buyers purchasing Common Shares.

(k) All Common Shares sold to a Qualified Institutional Buyer that is in the United States or that was offered Common Shares in the United States will bear a legend to the effect contained in the Final U.S. Private Placement Memorandum.

(l) It will inform all offerees and purchasers of the Common Shares in the United States that such securities have not been and will not be registered under the U.S. Securities Act or any states securities laws and are being sold only to selected Qualified Institutional Buyers without registration under the U.S. Securities Act in reliance on available exemptions and that such securities are "restricted securities" and may not be exercised, offered, sold, pledged or otherwise transferred except pursuant to a registration statement under United States federal and state securities laws or an available exemption from such registration requirements and in compliance with applicable legends set forth on such securities and the restrictions set forth in the documents and agreements governing such securities.

(m) None of it, its affiliates or any person acting on its or their behalf has engaged or will engage, directly or indirectly, in any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Common Shares.

(n) Each Underwriter and its U.S. Affiliate will provide a certificate to the Company, substantially in the form of Exhibit A to this Schedule "A", relating to the manner of the offer and sale of the Common Shares in the United States, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Securities in the United States.

3. Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters and the U.S. Affiliates as of the date hereof and the Closing Date (and Over-Allotment Closing Date, if applicable) that:

(a) The Company is a Foreign Issuer with no Substantial U.S. Market Interest in its common shares.

(b) The Company is not, and as a result of the sale of the Common Shares contemplated hereby will not be, required to be registered as an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

(c) Except with respect to offers and sales to Qualified Institutional Buyers in reliance upon exemptions from registration under the U.S. Securities Act and state securities laws, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Common Shares to a person in the United States; or (ii) any sale of Common Shares unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States or (B) such offeror reasonably believes that the purchaser is outside the United States.

(d) None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make any Directed Selling Efforts with respect to the Common Shares.

(e) None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Common Shares in the United States.

(f) The Preliminary Prospectus and the Final Prospectus (and any other material or document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Common Shares) include, or will include, statements to the effect that the securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless exemptions from the registration requirements of the U.S. Securities Act and state securities laws are available.  Such statements have appeared, or will appear, (i) on the cover or inside cover page of the Preliminary Prospectus and the Final Prospectus; (ii) in the "Plan of Distribution" section of the Preliminary Prospectus and the Final Prospectus; and (iii) in any press release or other public statement made or issued by the Company or anyone acting on the Company's behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant) in connection with the Offering.

(g) The Company has not sold, offered for sale or solicited any offer to buy, during the period beginning six months prior to the start of the Offering, and will not sell, offer for sale or solicit any offer to buy, during the period ending six months after the completion of the Offering, any of its securities in the United States in a manner that would be integrated with and would cause any of the exemptions from registration provided by Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act, or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Common Shares pursuant to this Schedule "A".

(h) With respect to the offer and sale of Regulation D Securities, if any, none of the Company, any of its predecessors, any affiliated issuer of the Company, any director or executive officer of the Company, any other officer of the Company participating in the offering of the Regulation D Securities, any beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person") of the Regulation D Securities is subject to any of the "bad actor" disqualification provisions described in Rule 506(d)(1)(i) to (viii) of Regulation D (each, a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Underwriters (on behalf of the U.S. Affiliates) a copy of any disclosures provided thereunder. The Company has not paid and will not pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons or Issuer Covered Persons) for solicitation of purchasers of Regulation D Securities.

(i) Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction, temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(j) The Company will, within the prescribed time periods after the first sale of Common Shares in the United States, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Common Shares, including but not limited to filing Form D, if applicable, with the SEC.

(k) None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Common Shares.

EXHIBIT A
TO SCHEDULE "A"
UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States of Common Shares of SilverCrest Metals Inc. (the "Company") pursuant to an underwriting agreement (the "Underwriting Agreement") dated July 26, 2019, among the Company, National Bank Financial Inc., Desjardins Securities Inc., Cormark Securities Inc., PI Financial Corp., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Eight Capital, Beacon Securities Limited, Roth Capital Partners, LLC, and Scotia Capital Inc., the undersigned hereby certifies as follows:

(a) the undersigned is on the date hereof, and was on the date of each offer and sale of Common Shares made in the United States, a duly registered broker or dealer with the SEC and in each applicable state pursuant to such state's broker-dealer laws (unless exempted from the respective state's broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and all offers and sales of Common Shares in the United States will be effected in accordance with all U.S. federal and state broker-dealer requirements and in compliance with, or pursuant to exemptions from, the registration or qualification requirements of all applicable state securities laws;

(b) each offeree was provided with a copy of the confidential Preliminary U.S. Private Placement Memorandum and a copy of the confidential Final U.S. Private Placement Memorandum and no other written material was used or will be used in connection with the offer and sale of the Common Shares in the United States;

(c) each offeree in the United States was a Qualified Institutional Buyer and, on the date hereof, each person purchasing Common Shares in the United States or that was offered Common Shares in the United States is a Qualified Institutional Buyer;

(d) no form of General Solicitation or General Advertising was used by the undersigned in connection with the offer or sale of the Common Shares in the United States, nor have the undersigned solicited offers for or offered to sell the Common Shares by any means involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e) immediately prior to transmitting any materials to an offeree of Common Shares in the United States, the undersigned had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer;

(f) prior to any sale of Common Shares to a Qualified Institutional Buyer that was purchasing the Common Shares pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, the undersigned caused each such purchaser to execute a letter in the form of Exhibit I attached to the Final U.S. Private Placement Memorandum;

(g) none of the undersigned, or their respective affiliates or any person acting on any of their behalf, has taken or will take any action, directly or indirectly, that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Common Shares;

(h) with respect to the Common Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), if any, neither the undersigned U.S. Affiliate, nor any of its general partners or managing members, nor any director or executive officer of any of the foregoing, nor any other officer of any of the foregoing participating in the Offering (each, a "U.S. Dealer Covered Person"), is subject to any Disqualification Event except for a Disqualification Event covered by Rule 506(d)(2) of Regulation D and a description of which has been furnished in writing to the Company prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date. The undersigned U.S. Affiliate has not paid or nor will it pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons or Issuer Covered Persons) for solicitation of purchasers of Common Shares;

(i) in the event Regulation D Securities are to be offered and sold hereunder, the undersigned U.S. Affiliate will notify the Company, in writing, prior to the Closing Date, of (i) any Disqualification Event relating to any U.S. Dealer Covered Person not previously disclosed to the Company in accordance with this certificate, and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any U.S. Dealer Covered Person; and

(j) all offers and sales of the Common Shares in the United States have been conducted in accordance with the terms of the Underwriting Agreement, including Schedule "A" thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" thereto), unless otherwise defined herein.

DATED this ______ day of ___________________, 2019.

[Underwriter]		[US Affiliate of Underwriter]
By:		By:
	Authorized Signatory		Authorized Signatory

SCHEDULE "B"

OUTSTANDING CONVERTIBLE SECURITIES

Warrants

The following table sets forth details for all common share purchase warrants of the Company that were issued but not yet exercised or expired prior to the date of this Agreement.

Date of Issue	Number of warrants issued	Exercise Price ($)	Expiry Date
December 19, 2017	3,278,501	$1.45	December 19, 2019
January 17, 2018	225,900	$2.29	January 17, 2020
January 11, 2019	50,000	$4.03	January 11, 2021

Stock Options

The following table sets forth details for all outstanding stock options of the Company that were issued under the Company's stock option plan.

Date of Grant	Number of options outstanding	Exercise Price ($)	Expiry Date
December 9, 2015	1,400,000	$0.16	December 9, 2020
October 17, 2016	100,000	$2.56	October 17, 2021
December 9, 2016	1,350,000	$2.30	December 9, 2021
January 3, 2017	100,000	$2.55	January 3, 2022
August 4, 2017	810,000	$1.88	August 4, 2022
January 2, 2018	500,000	$1.84	January 2, 2023
January 4, 2018	915,000	$1.94	January 4, 2023
May 31, 2018	100,000	$2.69	May 31, 2023
November 11, 2018	100,000	$3.41	November 11, 2023
November 13, 2018	200,000	$3.30	November 13, 2023
December 14, 2018	1,582,000	$3.24	December 14, 2023
May 30, 2024	150,000	$4.54	May 30, 2024

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SCHEDULE "C"

LEGAL OPINION

(a) each of the Company and its Subsidiaries is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b) each of the Company and its Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Final Prospectus and to own, lease and operate its property and assets described in the Final Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c) the Company's ownership interest in its Subsidiaries;

(d) the authorized and issued capital of the Company and of its Subsidiaries;

(e) all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Common Shares and Over-Allotment Common Shares and the grant of the Over-Allotment Option;

(f) the Common Shares have been validly created and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor;

(g) the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Company and the rules and by-laws of the Exchanges;

(h) the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Common Shares;

(i) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Commissions;

(j) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

C-1

(k) the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Common Shares and Over-Allotment Common Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(l) Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(m) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction to qualify the distribution of the Common Shares, the Over-Allotment Option and the Over-Allotment Common Shares in each of the Qualifying Jurisdictions through persons who are duly registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(n) as to the accuracy of the statements under the headings "Eligibility For Investment" in the Prospectuses.

C-2

SCHEDULE "D"

LIST OF PROPERTY RIGHTS

Concession Name	Title Number	Registration Date	End Date	Surface Area (ha)	Concession Holder
CRUZ DE MAYO 2	224223	4/22/2005	4/21/2055	433.52	Minera Llamarada
EL BERVANO FRACCION 1	212027	8/25/2000	8/24/2050	53.4183	Minera Llamarada
EL BERVANO FRACCION 2	212028	8/25/2000	8/24/2050	0.9966	Minera Llamarada
LAS CHISPAS UNO	188661	11/29/1990	11/28/2040	33.711	Minera Llamarada
EL SIETE	184913	12/6/1989	12/5/2039	43.239	Minera Llamarada
BABICANORA GRANDE	159377	10/29/1973	10/28/2023	16.00	Minera Llamarada
FERNANDEZ LEAL	190472	4/29/1991	4/28/2041	3.1292	Minera Llamarada
GUILLERMO TELL	191051	4/29/1991	4/28/2041	5.6521	Minera Llamarada
LIMANTOUR	191060	4/29/1991	4/28/2041	4.5537	Minera Llamarada
SAN GOTARDO	210776	11/26/1999	11/25/2049	3.6171	Minera Llamarada
LAS CHISPAS	156924	5/12/1972	5/11/2022	4.47	Minera Llamarada
LA FORTUNA	Untiled Claim	APPLICATION PENDING	APPLICATION PENDING	15.28	Minera Llamarada
ESPIRITU SANTO FRACC. I	217589	8/6/2002	8/5/2052	733.3232	Minera Llamarada
ESPIRITU SANTO FRACC. II	217590	8/6/2002	8/5/2052	0.877	Minera Llamarada
LA CRUZ	223784	2/15/2005	2/14/2055	14.436	Minera Llamarada
LOPEZ **	190855	4/29/1991	4/28/2041	1.7173	Cruz (33%) Goya (66%)
NUEVO BABICANORA FRACC. I	235366	11/18/2009	11/17/2059	392.5760	Cirett (80%) Minera Llamarada (20%)
NUEVO BABICANORA FRACC. II	235367	11/18/2009	11/17/2059	9.8115	Cirett (80%) Minera Llamarada (20%)

D-1

NUEVO BABICANORA FRACC. III	235368	11/18/2009	11/17/2059	2.2777	Cirett (80%) Minera Llamarada (20%)
NUEVO BABICANORA FRACC. IV	235369	11/18/2009	11/17/2059	3.6764	Cirett (80%) Minera Llamarada (20%)
NUEVO LUPENA***	212971	2/20/2001	2/19/2051	13.0830	Minera Llamarada
PANUCO II ****	193297	Cancelled (legal recourse pending)	Cancelled (legal recourse pending)	12.93	Minera Llamarada
LA VICTORIA	216994	6/5/2002	6/4/2052	24.0000	Minera Llamarada
LAS CHISPAS 3-A	245423	1/24/2017	1/23/2067	1.0809	Minera Llamarada
LAS CHISPAS 3-B	245424	1/24/2017	1/23/2067	0.3879	Minera Llamarada
LAS CHISPAS 3-C	245425	1/24/2017	1/23/2067	0.3413	Minera Llamarada
LAS CHISPAS 3-D	245426	1/24/2017	1/23/2067	0.3359	Minera Llamarada
LAS CHISPAS 3-E	245427	1/24/2017	1/23/2067	0.4241	Minera Llamarada
LAS CHISPAS 3-F	245428	1/24/2017	1/23/2067	5.6112	Minera Llamarada

Notes:

**Lopez: Property Option is subject to area of interest under the Local Mexican Company agreement.  Minera Llamarada has a 66.7% option on Lopez-remainder is owned by local persons. The acquisition of 66.7% title by Llamarada is subject to a condition precedent consisting of the relinquishment of first rights of refusal by owner of the remainder 33.3% title. If such owner exercises its first right of refusal, Llamarada's title ownership will not come into effect.

***Nuevo Lupena; A 2% Net Smelter Return royalty is payable to the previous concession holder Gutierrez-Perez-Ramirez of the NUEVO LUPENA and PANUCO II (pending registry) concessions for material that has processed grades of equal to or greater than 40 ounces per tonne of silver and 0.5 ounce per tonne of gold, combined.

****Panuco II: Concession status currently is "cancelled" - revision recourse seeking reinstatement is pending.

D-2

SCHEDULE "E"

SUBSIDIARIES

The subsidiaries of the Company are as follows:

  Compañia Minera La Llamarada, S.A. de C.V. held as to 49,999 shares by NorCrest Metals Inc. and as to 1 share by Anne Yong in trust for the Company;

  Babicanora Agrícola Noroeste, S.A. de C.V. held as to 9,999 shares by NorCrest Metals Inc. and as to 1 share by N. Eric Fier in trust for the Company; and

  NorCrest Metals Inc. held as to 50,099 shares by the Company.

E-1